Consolidated Financial Statements
(Expressed in Canadian Dollars)

MEDICURE INC.

Year ended May 31, 2011

MANAGEMENT REPORT

The accompanying financial statements have been prepared by management and approved by the Board of Directors of Medicure Inc. (the "Company"). Management is responsible for the information and representations contained in these financial statements.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The significant accounting policies, which management believes are appropriate for the Company, are described in note 2 to these financial statements. The Company maintains a system of internal control and processes intended to provide assurance that assets are safeguarded and to assist in preparation of relevant and reliable financial information.

The Board of Directors is responsible for reviewing and approving these financial statements and overseeing management's performance of its financial reporting responsibilities. An Audit Committee of three non-management Directors is appointed by the Board. The Audit Committee reviews the financial statements, audit process and financial reporting with management and with the external auditors and reports to the Board of Directors prior to the approval of the audited consolidated financial statements for publication.

KPMG LLP, the Company's external auditors, who are appointed by the shareholders, audited the financial statements in accordance with Canadian generally accepted auditing standards to enable them to express to the shareholders their opinion on these financial statements. Their report follows.

/s/ Albert Friesen	/s/ James Kinley

Dr. Albert D. Friesen	Mr. James F. Kinley CA
President & CEO	Chief Financial Officer

KPMG LLP	Telephone	(204) 957-1770
Chartered Accountants	Fax	(204) 957-0808
Suite 2000 – One Lombard Place	Internet	www.kpmg.ca
Winnipeg MB R3B 0X3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Medicure Inc.

We have audited the accompanying consolidated balance sheets of Medicure Inc. and subsidiaries as at May 31, 2011 and May 31, 2010 and the related consolidated statements of operations and comprehensive loss, shareholders’ deficiency and cash flows for each of the years in the three-year period ended May 31, 2011. These consolidated financial statements are the responsibility of Medicure Inc.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian Generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Medicure Inc. and subsidiaries as at May 31, 2011 and May 31, 2010 and their consolidated results of operations and their consolidated cash flows for each of the years in the three-year period ended May 31, 2011 in conformity with Canadian generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that Medicure Inc. will continue as a going concern. As discussed in note 1 to the consolidated financial statements, Medicure Inc. has experienced operating losses since incorporation that raises significant doubt about its ability to continue as a going concern. Management’s plans in regard to this matter are also described in note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Chartered Accountants

September 27, 2011
Winnipeg, Canada

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP

MEDICURE INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)
May 31, 2011 and 2010

	2011	2010

Assets
Current assets:
Cash and cash equivalents	$750,184	$371,262
Accounts receivable (Note 4)	365,490	390,923
Inventories (Note 5)	460,886	550,975
Prepaid expenses	248,065	176,280

	1,824,625	1,489,440

Property and equipment (Note 6)	50,996	68,752
Intangible assets (Note 7)	3,298,286	4,414,882

	$5,173,907	$5,973,074

Liabilities and Shareholders' Deficiency
Current liabilities:
Accounts payable and accrued liabilities	$1,729,517	$1,320,185
Accrued interest on long-term debt (Note 8)	7,869,577	5,469,343
Long-term debt (Note 8)	22,468,518	24,140,199

	32,067,612	30,929,727

Shareholders' deficiency:
Capital stock (Note 9(b))	116,014,623	116,014,623
Warrants (Note 9(d))	5,010,222	9,065,720
Contributed surplus	8,177,365	4,044,810
Deficit	(156,095,915)	(154,081,806)

	(26,893,705)	(24,956,653)
Nature of operations and going concern (Note 1)
Commitments and contingencies (Note 11)
Subsequent events (Notes 8, 9 and 16)

	$5,173,907	$5,973,074

On behalf of the Board:

"Dr. Albert D. Friesen"	"Mr. Gerald McDole"
Director	Director

See accompanying notes to consolidated financial statements.

MEDICURE INC.
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian dollars)
Years ended May 31, 2011, 2010 and 2009

	2011	2010	2009

Revenue:
Product sales, net	$3,628,274	$3,317,073	$4,792,513

Expenses:
Cost of goods sold, excluding amortization (Note 5)	673,522	571,688	377,079
Selling, general and administrative (Note 12)	2,818,159	4,474,825	9,255,219
Research and development (Note 11(a))	204,690	393,385	22,706
Investment tax credits	-	(306,692)	(565,932)
Write-down of fixed and intangible assets	280,235	769,335	1,755,955
Amortization	898,931	919,215	938,733

	4,875,537	6,821,756	11,783,760

Loss before the undernoted	(1,247,263)	(3,504,683)	(6,991,247)

Other expenses (income):
Interest and other income	(473)	(4,913)	(255,713)
Interest expense	3,122,364	3,279,608	4,944,682
Foreign exchange (gain) loss, net	(2,355,045)	(1,246,872)	1,635,611

	766,846	2,027,823	6,324,580

Loss and comprehensive loss	$(2,014,109)	$(5,532,506)	$(13,315,827)

Basic and diluted loss per share	$(0.02)	$(0.04)	$(0.10)
Weighted average number of common shares used in computing basic and diluted loss per share	130,307,552	130,307,552	130,307,552

See accompanying notes to consolidated financial statements.

MEDICURE INC.
Consolidated Statements of Shareholders' Deficiency
(Expressed in Canadian dollars)
Years ended May 31, 2011, 2010 and 2009

	2011	2010	2009

Capital stock:
Balance, beginning of year	$116,014,623	$116,014,623	$116,014,623
Balance, end of year	116,014,623	116,014,623	116,014,623
Warrants:
Balance, beginning of year	9,065,720	9,065,720	9,094,635
Warrants expired during year	(4,055,498)	-	(28,915)
Balance, end of year	5,010,222	9,065,720	9,065,720
Contributed surplus:
Balance, beginning of year	4,044,810	3,921,998	3,568,055
Stock-based compensation	77,057	122,812	325,028
Warrants expired during year	4,055,498	-	28,915
Balance, end of year	8,177,365	4,044,810	3,921,998
Deficit:
Balance, beginning of year	(154,081,806)	(148,549,300)	(135,233,473)
Loss and comprehensive loss for the year	(2,014,109)	(5,532,506)	(13,315,827)
Balance, end of year	(156,095,915)	(154,081,806)	(148,549,300)
Shareholders' deficiency	$(26,893,705)	$(24,956,653)	$(19,546,959)

See accompanying notes to consolidated financial statements.

MEDICURE INC.
Consolidated Statement of Cash Flows
(Expressed in Canadian dollars)
Years ended May 31, 2011, 2010 and 2009

	2011	2010	2009

Cash provided by (used in):
Operating activities:
Loss and comprehensive loss for the year	$(2,014,109)	$(5,532,506)	$(13,315,827)
Adjustments for:
Amortization of property and equipment	20,243	22,969	42,907
Amortization of intangible assets	878,688	896,244	895,826
Amortization of deferred debt issue expense	200,675	198,192	383,445
Accretion on long-term debt	-	285,818	426,521
Stock-based compensation	77,057	122,812	325,028
Write-down of inventory	292,950	-	92,985
Write-down of property and equipment	-	4,041	-
Write-down of intangible assets	280,235	765,294	1,755,955
Unrealized foreign exchange (gain) loss	(1,818,613)	(1,372,970)	1,657,142
Change in the following:
Accounts receivable	25,433	160,774	332,646
Inventories	(202,861)	80,328	(407,929)
Prepaid expenses	(71,785)	181,604	739,220
Research advance	-	-	200,000
Accounts payable and accrued liabilities	409,332	(192,192)	(4,338,798)
Accrued interest on long-term debt	2,400,234	2,926,783	792,740

Cash flows from (used in) operating activities	477,479	(1,452,809)	(10,418,139)

Investing activities:
Acquisition of property and equipment	(2,487)	(2,230)	(3,552)
Acquisition of intangible assets	(42,327)	(139,601)	(234,990)

Cash flows used in investing activities	(44,814)	(141,831)	(238,542)

Financing activities:
Repayments of long-term debt	-	-	(14,454,000)
Cash released from restriction	-	-	14,454,000

Cash flows used in financing activities	-	-	-

Foreign exchange gain (loss) on cash held in foreign currency	(53,743)	(12,823)	730,476

Increase (decrease) in cash and cash equivalents	378,922	(1,607,463)	(9,926,205)
Cash and cash equivalents, beginning of year	371,262	1,978,725	11,904,930

Cash and cash equivalents, end of year	$750,184	$371,262	1,978,725

Supplementary information:
Cash transactions:
Interest paid	$-	$-	$3,341,975
Interest received	527	14,350	542,761

See accompanying notes to consolidated financial statements.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2011, 2010 and 2009

1.	Nature of operations and going concern:

Medicure Inc. (the Company) is a biopharmaceutical company engaged in the research, development and commercialization of human therapeutics. Through its subsidiary Medicure International Inc., the Company has rights to the commercial product, AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, U. S. Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome (ACS) including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction.

The Company's primary ongoing research and development activity is the development and implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®. The Company's primary, non-AGGRASTAT® research and development activity is TARDOXALTM for the treatment of Tardive Dyskinesia (TD). This program evolved from the Company's extensive clinical experience with MC-1, a naturally occurring small molecule, for new chronic medical conditions. The Company is also pursuing licensing opportunities for its library of small molecule anti thrombotic drugs.

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is significant doubt about the appropriateness of the use of the going concern assumption because the Company has experienced operating losses since incorporation.

The Company has experienced a loss of $2,014,109 for the year ending May 31, 2011, and has accumulated a deficit of $156,095,915 as at May 31, 2011. The Company's future operations are dependent upon its ability to maintain or grow sales of AGGRASTAT®, and/or secure additional capital, which may not be available under favourable terms. Should these objectives not be achieved, the Company will have to consider additional strategic alternatives which may include, among other strategies, asset divestitures and/or monetization of certain intangibles.

As at May 31, 2011 the Company had significant debt servicing obligations that it did not have the ability to repay without refinancing or restructuring and the Company was in default of the terms of its long-term debt financing obligations. Under an event of default, the lender could have exercised its security rights under the agreement, and accordingly the long-term debt obligation has been classified as a current liability as at May 31, 2011 and 2010 as described in note 8. On July 18, 2011, the long-term debt was settled as described in Note 16.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on many factors, including, but not limited to the actions taken or planned, some of which are described above, which are intended to mitigate the adverse conditions and events which raise doubt about the validity of the going concern assumption used in preparing these financial statements. There is no certainty that these and other strategies will be sufficient to permit the Company to continue as a going concern.

The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis was not appropriate for these financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2.	Significant accounting policies:

(a) Basis of presentation:

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). The measurement principles applied are also in conformity, in all material respects, with accounting principles generally accepted in the United States of America (U.S. GAAP) except as described in note 17 to the consolidated financial statements.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2011, 2010 and 2009

2.	Significant accounting policies (continued):

(a)	Basis of presentation (continued):

These financial statements have been prepared on a consolidated basis to include the accounts of the Company and its wholly-owned subsidiaries, Medicure International Inc., Medicure Pharma Inc., and Medicure Europe Limited. All significant inter-company transactions and balances have been eliminated.

(b)	Revenue recognition:

The Company recognizes product revenue when substantially all of the risks and rewards of ownership have transferred to the customer and collection is reasonably assured. Revenue is recognized upon product delivery, and when no significant contractual obligations remain. Net sales reflect a reduction of gross sales at the time of initial sales recognition for estimated wholesaler chargebacks, discounts, allowances for product returns, and other rebates. Interest income is recognized as earned.

(c)	Inventories:

Inventories of raw materials and packaging materials are valued at the lower of cost and net realizable value. Inventories of finished goods are valued at the lower of cost and net realizable value. Cost is determined under the first- in, first-out method.

(d)	Cash and cash equivalents:

Cash and cash equivalents include cash on hand and balances with banks, as well as highly liquid term deposits and commercial paper. The Company considers all highly liquid term deposits and commercial paper with terms to maturity when acquired of three months or less to be cash equivalents.

(e)	Property and equipment:

Property and equipment are stated at cost. Amortization is recorded over the estimated useful life of the assets at the following rates:

Asset	Basis	Annual rate

Computer equipment	Straight-line	25%
Furniture, fixtures and equipment	Diminishing balance	20% to 25%
Leasehold improvements	Straight-line	20%

(f)	Intangible assets:

Costs incurred in obtaining patents are capitalized and amortized upon issuance on a straight-line basis over the remaining legal life of the respective patents, being approximately twenty years, or their economic life, if shorter. The cost of servicing the Company's patents is expensed as incurred.

Intangible assets are recorded at acquisition cost and are amortized on a straight-line basis based on the following estimated useful lives:

Patents	5 - 20 years
Trademark	10 years
Technology license	8 years
Customer list	10 years

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2011, 2010 and 2009

2.	Significant accounting policies (continued):

(g)	Deferred debt issue expenses:

Costs incurred to obtain financing are deferred and amortized over the term of the associated debt using the effective interest method. Amortization is a non-cash charge to interest expense.

(h)	Impairment of long-lived assets:

The carrying amount of long-lived assets which includes property and equipment and intangible assets to be held and used is reviewed for impairment on an ongoing basis whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment is recognized when the carrying amount of an asset to be held and used exceeds the projected undiscounted future net cash flows expected from its use and disposal, and is measured as the amount by which the carrying amount of the asset exceeds its fair value.

(i)	Stock-based compensation:

The Company has a stock option plan [note 9(c)] for its directors, management, employees and consultants. The Company uses the fair value method of accounting for stock options granted. The fair value of the options is expensed over their vesting period. The Company estimates forfeitures for each grant and incorporates this estimate into the calculation of compensation cost recorded each period.

(j)	Government assistance and investment tax credits:

Government assistance toward current expenses is recorded as a reduction of the related expenses in the period the expenses are incurred. Government assistance towards property and equipment is deducted from the cost of the related property and equipment. The benefits of investment tax credits for scientific research and experimental development expenditures (SR&ED) incurred directly by the Company are recognized in the period the qualifying expenditure is made, providing there is reasonable assurance of recoverability. SR&ED investment tax credits receivable are recorded at their net realizable value.

(k)	Research and development:

All costs of research activities are expensed in the period in which they are incurred. Development costs are charged as an expense in the period incurred unless a development project meets criteria for cost deferral and amortization. No development costs have been deferred to date. Tangible and intangible assets acquired for use in research and development projects are accounted for as described in note 2(e) and (f).

(l)	Clinical trial expenses:

Clinical trial expenses are a component of the Company's research and development costs. These expenses include fees paid to contract research organizations, clinical sites, and other organizations who conduct development activities on the Company's behalf. The amount of clinical trial expenses recognized in a period related to clinical agreements are based on estimates of the work performed using an accrual basis of accounting. These estimates incorporate factors such as patient enrolment, services provided, contractual terms, and prior experience with similar contracts.

(m)	Income taxes:

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment. When realization of future income tax assets does not meet the more likely than not criterion, a valuation allowance is provided for the difference.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2011, 2010 and 2009

2.	Significant accounting policies (continued):

(n)	Earnings (loss) per share:

Basic earnings (loss) per share is computed using the weighted average number of shares outstanding during the year including contingently issuable shares where the contingency has been resolved. The treasury stock method requires that diluted per share amounts be calculated as if all the common share equivalents, such as options and warrants where the average market price for the period exceeds the exercise price, had been exercised at the beginning of the reporting period or at the date of issue, if later, and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the period. For all periods presented, all common share equivalents have been excluded from the calculation of dilutive loss per share as their effect is anti- dilutive.

(o)	Foreign currency translation:

Current assets and current liabilities in foreign currencies have been translated into Canadian dollars at the rates of exchange in effect at the balance sheet date. Income and expense transactions are translated at actual rates of exchange during the year. Exchange gains and losses are included in loss for the period.

The operations of the Company's foreign subsidiaries are considered to be integrated foreign operations and, accordingly, are converted to Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date, non-monetary assets and liabilities are translated at the rate in effect when the assets were acquired or liabilities were assumed and items included in the statements of operations at the average exchange rates in effect at the date of such transactions with resulting exchange gains or losses included in the determination of earnings.

(p)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Estimates are used when accounting for items and matters such as revenue recognition and allowances for estimated returns and other rebates, inventory provisions, estimated useful lives of intangible assets and property and equipment, impairment assessments, taxes and related valuation allowances and provisions, share-based compensation, contingencies, and fair values assigned to warrants issued in connection with share and debt issuances. Actual results could differ from those estimates.

(q)	Financial instruments:

Financial assets and financial liabilities, including derivatives are initially recognized at fair value. Subsequent measurement is determined by the classification of each financial asset and liability. The fair value of financial assets designated as held-for-trading is determined based on quoted prices in active markets for identical assets, per Level I of the fair value hierarchy. When the carrying value of a financial asset exceeds its fair value on a basis that is other than temporary, the carrying value is reduced to the fair value. The Company has designated its financial instruments as follows:

Cash and cash equivalents are classified as held-for-trading. They are measured at fair value and the gains or losses resulting from re-measurement at the end of each period are recognized in net loss for the period.

Accounts receivable are classified as loans and receivables. They are measured at amortized cost using the effective interest rate method.

Accounts payable and accrued liabilities, accrued interest on long-term debt and long-term debt are classified as other financial liabilities. They are measured at amortized cost using the effective interest rate method.

Transaction costs that are directly attributable to the acquisition or issuance of financial assets or liabilities not classified as held-for-trading are accounted for as part of the respective asset or liability's carrying value at inception and amortized over the expected life of the financial instrument using the effective interest method.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2011, 2010 and 2009

2.	Significant accounting policies (continued):

(r)	Recent accounting pronouncements not yet adopted

In January 2009, the Canadian Institute of Charter Accountants (CICA) issued Handbook Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests. These Sections apply to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. An entity adopting Section 1582 also must adopt Sections 1601 and 1602 at the same time.

Section 1582 requires business acquisitions to be measured at fair value on the acquisition date, acquisition-related costs to be expensed, gains from bargain purchases to be recorded in net earnings, and expands the definition of a business. Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 requires that non-controlling interest be presented as part of equity and that transactions between the Company and the non-controlling interests be reported as equity transactions. Section 1582 will apply to any business combinations following June 1, 2011.

3.	Convergence to International Financial Reporting Standards ("IFRS"):

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that significantly affects financial reporting requirements for Canadian companies. The AcSB's strategic plan outlined the convergence of Canadian GAAP with IFRS over a five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company's first year end under IFRS will be May 31, 2012. The transition date for the Company will be June 1, 2011 and will require restatement for comparative purposes of amounts reported by the Company for the year ended May 31, 2011. The Company is in the process of determining the impact of adoption of IFRS on its financial statements.

4.	Accounts receivable:

	May 31, 2011	May 31, 2010

Trade accounts receivable	$353,473	$375,228
Interest receivable	-	54
Other	12,017	15,641

	$365,490	$390,923

As at May 31, 2011, the trade accounts receivable consists of amounts owing from three customers which represent approximately 100 percent (May 31, 2010 - 90 percent) of trade accounts receivable.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2011, 2010 and 2009

5.	Inventories:

	May 31, 2011	May 31, 2010
Raw materials and packaging materials	$74,902	$120,035
Finished goods	385,984	430,940
	$460,886	$550,975

During the year ending May 31, 2011, the Company wrote-off unusable inventory of $292,950 (May 31, 2010 - nil, May 31,2009 - $92,985). Inventory expensed as part of cost of goods sold during the year ended May 31, 2011 was $268,572 (May 31, 2010 - $218,702, May 31, 2009 - $279,872).

6.	Property and equipment:

		Accumulated	Net book
May 31, 2011	Cost	amortization	value

Computer equipment	$37,916	$22,145	$15,771
Furniture, fixtures and equipment	136,851	101,626	35,225

	$174,767	$123,771	$50,996

		Accumulated	Net book
May 31, 2010	Cost	amortization	value

Computer equipment	$36,377	$13,704	$22,673
Furniture, fixtures and equipment	136,429	90,350	46,079

	$172,806	$104,054	$68,752

Included in general and administration expenses is a gain on sale of property and equipment of nil (2010 - $7,193, 2009 -nil) and the Company also recorded a write-down of property and equipment of nil (2010 - $4,041, 2009 - nil).

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2011, 2010 and 2009

7.	Intangible assets:

	Cost, net of	Accumulated	Net book
May 31, 2011	impairments	amortization	value

Patents	$8,555,292	$5,971,585	$2,583,707
Trademarks	1,534,440	927,048	607,392
Customer list	270,784	163,597	107,187

	$10,360,516	$7,062,230	$3,298,286

	Cost, net of	Accumulated	Net book
May 31, 2010	impairments	amortization	value

Patents	$8,872,044	$5,304,021	$3,568,023
Trademarks	1,534,440	814,610	719,830
Customer list	270,784	143,755	127,029

	$10,677,268	$6,262,386	$4,414,882

As part of its ongoing review of all intellectual property, the Company recorded an impairment write-down during the year ended May 31, 2011 of $280,235 (May 31, 2010 - $765,294, May 31, 2009 - $1,755,955). The Company also reviewed the remaining intangible assets for impairments as at May 31, 2011 and has determined no further write-downs were necessary.

As described in Note 8, certain intangible assets are pledged as security against long-term debt.

8.	Long-term debt:

	May 31, 2011	May 31, 2010
Birmingham long-term debt	$22,468,518	$24,140,199
Current portion of long-term debt	(22,468,518)	(24,140,199)
	$-	$-

Principal repayments to maturity by fiscal year are as follows:

2012	$804,775
2013	1,681,668
2014	2,412,141
2015	3,292,062
2016	4,347,266
Thereafter	11,682,088

24,220,000
Less deferred debt issue expenses (net of accumulated amortization of $760,512)	(1,751,482)

$22,468,518

On July 18, 2011, the Company settled the above long-term debt as described in Note 16.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2011, 2010 and 2009

8.	Long-term debt (continued):

In September 2007, the Company entered into a debt financing agreement with Birmingham Associates Ltd. (Birmingham), an affiliate of Elliott Associates, L.P. (Elliott) for proceeds of US$25 million. Under the terms of the agreement, Birmingham receives payments based on a percentage of AGGRASTAT® net sales. Birmingham is entitled to a return of 20 percent on the first US$15 million in AGGRASTAT® revenues, 17.5 percent on the next US$10 million, 15 percent on the next US$5 million and 5 percent thereafter, subject to an escalating minimum annual return, until May 31, 2020. The minimum annual payments start at US$2.5 million in 2008 and escalate to US$6.9 million in 2017. The total minimum payments over the life of the agreement in aggregate are US$49.7 million. The annual minimum payments are reflected in the effective interest rate calculation of the debt.

As at May 31, 2011, the Company was in default of the terms of its debt financing obligations. The portion of the minimum payments that are past due included in the accrued interest on long-term debt is $4,804,788, or US$4,933,471 (May 31, 2010 - $4,540,151 or US$4,339,659). Of this amount, US$1,739,659 was originally due July 15, 2009; US$180,811 was originally due October 15, 2009; US$195,550 was originally due January 15, 2010; US$160,359 was originally due April 15, 2010; US$2,063,280 was originally due on July 15, 2010, US$168,085 was originally due October 15, 2010, US$167,025 was originally due January 15, 2011, and US$258,703 was originally due April 15, 2011. The debt agreement contains no express provisions to accelerate debt payments in an event of default, however under the agreement the lender can exercise its security rights at any time while in default. Accordingly, for financial reporting purposes, based on the guidance in "EIC-59 Long Term Debt With Covenant Violations", the outstanding long term debt of US$25 million that is in default has been classified as a current liability as at May 31, 2011 and 2010 (Note 1).

As disclosed in (Note 9(d)), the Company issued 1,000,000 warrants associated with the debt financing agreement. The warrants were valued at fair value of $809,344 at the date of issuance using the Black-Scholes option pricing model. The warrants have been recorded in shareholders' equity and the Company recorded a long-term debt liability of $24,213,256. The Company also incurred debt issuance costs of $1,727,902, which it has recorded as a discount on the debt. The imputed effective interest rate is 13.3 percent.

Birmingham has the option to convert its rights based on AGGRASTAT® to MC-1 (products that contains pyridoxal 5'- phosphate (P5P)) within six months after MC-1's commercialization, if achieved. Upon conversion to MC-1, Birmingham would be entitled to a return of 10 percent on the first US$35 million in MC-1 revenues, 5 percent on the next US$40 million in MC-1 revenues and 3 percent thereafter, subject to a minimum annual return of US$2.6 million until May 31, 2020. Birmingham would receive payments based on MC-1 revenues until December 31, 2024, unless a novel patent is obtained for MC-1, which could extend the period of payments.

Birmingham's participation rights are secured by a first security interest in the intellectual property rights of the Company in AGGRASTAT® and MC-1 (subject to certain specified MC-1 lien release terms), the proceeds derived from the commercialization of AGGRASTAT® and MC-1 (including without limitation any royalties receivable derived from any licensing of AGGRASTAT® and MC-1 to any third party and accounts receivable from the sale of AGGRASTAT® and MC-1 products), all intellectual, proprietary and other rights (including without limitation to contractual promotion and licensing rights and benefits) associated with, or derived from, AGGRASTAT® and MC-1, as well as shares in Medicure Pharma Inc. and Medicure International Inc.

During the 30 day period following the date on which the U.S. Food and Drug Administration shall have first approved MC-1 for sale to the public, the Company may elect to terminate AGGRASTAT® or MC-1 Debt Payment rights with the payment, prior to the end of such 30 day period, of US$70 million to Birmingham.

In addition, upon the approval of MC-1 for a second indication, the Company may once again elect to terminate AGGRASTAT® or MC-1 debt payment rights with the payment, prior to the end of such 30 day period, of US$120 million to Birmingham. The termination options represent an embedded derivative as defined in CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement. As of May 31, 2011, the estimated fair value of the termination options is nil.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2011, 2010 and 2009

9.	Capital stock:

	(a)	Authorized:

The Company has authorized share capital of an unlimited number of common voting shares, an unlimited number of class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

	(b)	Shares issued and outstanding:

Shares issued and outstanding are as follows:

	Number of Common Shares	Amount
Balance, May 31, 2009	130,307,552	$116,014,623
Balance, May 31, 2010	130,307,552	$116,014,623
Balance, May 31, 2011	130,307,552	$116,014,623

(c)	Options:

The Company has a stock option plan which is administered by the Board of Directors of the Company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of ten percent of the outstanding common shares of the Company at any time. The stock options generally are subject to vesting over a period up to three years and have a maximum term of ten years.

Changes in the number of options outstanding during the year ended May 31, 2011 and 2010 are as follows:

		May 31, 2011		May 31, 2010

		Weighted		Weighted
		average		average
		exercise		exercise
	Shares	price	Shares	price

Balance, beginning of period	5,032,192	$0.71	7,272,807	$0.57
Forfeited, cancelled or expired	(2,710,000)	0.64	(2,240,615)	0.26

Balance, end of period	2,322,192	$0.74	5,032,192	$0.71

Options exercisable, end of period	2,322,192	$0.74	4,311,349	$0.74

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2011, 2010 and 2009

9.	Capital stock (continued):

	(c)	Options (continued):

Options outstanding at May 31, 2011 consist of the following:

		Weighted average	Options outstanding
Range of	Number	remaining	weighted average	Number
exercise prices	outstanding	contractual life	exercise price	exercisable

$0.03 - $0.50	1,080,000	7.29 years	$0.05	1,080,000
$0.51 - $1.00	470,025	6.52 years	$0.85	470,025
$1.01 - $1.68	772,167	4.88 years	$1.63	772,167

$0.03 - $1.68	2,322,192	6.33 years	$0.74	2,322,192

The compensation expense related to stock options granted in previous periods under the stock option plan for the year ended May 31, 2011 was $77,057 (2010 - $122,812, 2009 - $325,028).

The compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model. There were no stock options granted during the years ended May 31, 2011 and 2010.

(d)	Warrants:

Changes in the number of warrants outstanding during years ended May 31, 2011, 2010 and 2009 are as follows:

		Exercise
Issue	Original	price	May 31,	Granted	May 31,	Granted	May 31,
(Expiry date)	granted	per share	2009	(Expired)	2010	(Expired)	2011

2,602,750 units (August 19, 2010)	2,602,750	$1.18	2,602,750	-	2,602,750	(2,602,750)	-

4,000,000 units (May 9, 2011)	4,000,000	USD $2.10	4,000,000	-	4,000,000	(4,000,000)	-

3,984,608 units (December 22, 2011)	3,984,608	USD $1.70	3,984,608	-	3,984,608	-	3,984,608

1,000,000 units (December 31, 2016)	1,000,000	USD $1.26	1,000,000	-	1,000,000	-	1,000,000

4,373,913 units (October 5, 2012)	4,373,913	USD $1.50	4,373,913	-	4,373,913	-	4,373,913

The warrants, with the exception of the warrants expiring on December 31, 2016, were issued together with common shares either under prospectus offerings or private placements with the net proceeds allocated to common shares and warrants based on their relative fair values using the Black-Scholes model. The warrants expiring on December 31, 2016 were issued with the debt financing agreement in September 2007, as disclosed in note 8.

The warrants expiring on December 22, 2011, October 5, 2012, and December 31, 2016 may be exercised, upon certain conditions being met, on a cashless basis based on a formula described in the warrant agreements.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2011, 2010 and 2009

9.	Capital stock (continued):

(e) Shareholder rights plan:

The Company has a shareholder rights plan, the primary objective of which is to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any takeover offer for the Company and to ensure that the Board of Directors is provided with sufficient time to evaluate unsolicited takeover bids and to explore and develop alternatives to maximize shareholder value.

10.	Income taxes:

Significant components of the Company's future tax assets are as follows:

	2011	2010

Future tax assets:
Non-capital loss carry-forwards	$7,008,000	$5,984,000
Scientific research and experimental development	3,793,000	3,793,000
Share issue costs	99,000	249,000
Other	701,000	737,000

	11,601,000	10,763,000
less: Valuation allowance	(11,601,000)	(10,763,000)

	$-	$-

The reconciliation of the Canadian statutory rate to the income tax provision is as follows:

	2011	2010	2009

Loss for the year:
Canadian	$1,564,488	$1,250,420	$3,777,652
Foreign	449,621	4,282,086	9,538,175

	$2,014,109	$5,532,506	$13,315,827

Canadian federal and provincial income taxes at 27.00% (2010 - 27.00%; 2009 - 27.00%)	$544,000	$1,494,000	$3,595,000
Permanent differences and other items	(42,000)	59,000	(64,000)
Foreign tax rate in foreign jurisdiction	(120,000)	(932,000)	(2,256,000)
Change in valuation allowance	(838,000)	(662,000)	(759,000)
Other	456,000	41,000	(516,000)

	$-	$-	$-

The foreign tax rate differential is the difference between the Canadian federal and provincial statutory income tax rate and the tax rates in Barbados (2.5 percent) and the United States (38 percent) that are applicable to losses incurred by the Company's wholly-owned subsidiaries, Medicure International Inc. and Medicure Pharma Inc.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2011, 2010 and 2009

10.	Income taxes (continued):

At May 31, 2011, the Company has the following available for application in future years:
Unutilized Canadian non-capital loss carried-forward balances for income tax purposes of $12,595,458 (2010 - $10,536,865; 2009 - $7,900,396), with expiry dates ranging from 2012 to 2031;
Unutilized foreign non-capital loss carried-forward balances for income tax purposes of $112,106,328 (2010 - $108,978,814; 2009 - $104,421,816), with no expiry;
Scientific research and development tax credits of $3,826,000 (2010 - $3,826,000; 2009 - $3,826,000), which can be applied against income taxes otherwise payable, with expiry by 2028.

11.	Commitments and contingencies:

(a)	Commitments:

As at May 31, 2011 and in the normal course of business the Company has obligations to make future payments, representing contracts and other commitments that are known and committed.

Purchase
agreement
commitments

Contractual obligations payment due by fiscal period ending May 31:
2012	759,000
2013	64,000

$823,000

The Company entered into manufacturing and supply agreements, as amended, to purchase a minimum quantity of AGGRASTAT® from a third party totaling a minimum of $823,000 or US$849,000 (based on current pricing) over the term of the agreement, which expires in fiscal 2013.

In addition, as described in note 8 the Company has entered into a debt financing agreement for a US$25 million upfront cash payment. The minimum annual payments start at US$2.5 million in 2008 and escalate to US$6.9 million in 2017 and continue until May 31, 2020. The cumulative minimum annual payments (from 2008 to 2020) under the agreement in aggregate are US$49.7 million. On July 18, 2011, the Company settled its long-term as described in Note 16.

Effective October 1, 2009, the Company entered into a business and administration services agreement with Genesys Venture Inc. (GVI), a company controlled by the Chief Executive Officer (Note 12) under which the Company committed to pay $25,000 per month or $300,000 per annum. On October 1, 2010, an amendment was made to the agreement thereby reducing the fees to $15,000 per month, or $180,000 per year effective November 1, 2010. The agreement shall be automatically renewed for succeeding terms of one year on terms to be mutually agreed upon by the parties. The Company may terminate this agreement at any time upon 60 days written notice.

In addition to the contractual obligations disclosed above, the Company and its wholly-owned subsidiaries have ongoing research and development agreements with third parties in the ordinary course of business.

Contracts with contract research organizations (CROs) are payable over the terms of the trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities. As at May 31, 2011, the Company has committed to fund a further $3,000,000 research and development activities under development agreements with CROs. The timing of expenditures and payments is largely at the discretion of the Company and the agreements may be terminated at any time provided 30 days notice is provided.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2011, 2010 and 2009

11.	Commitments and contingencies (continued):

	(b)	Guarantees:

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

	(c)	Royalties:

The Company is obligated to pay royalties to third parties based on any future commercial sales of MC-1, aggregating up to 3.9 percent on net sales. To date, no royalties are due and/or payable.

These royalty commitments exclude any obligations to Birmingham pursuant to the debt financing agreement (notes 8 and 16).

	(d)	Contingencies:

In the normal course of business the Company may from time to time be subject to various claims or possible claims. Although management currently believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company's financial position, results of operations, or cash flows, these matters are inherently uncertain and management's view of these matters may change in the future.

12.	Related party transactions:

Related parties consist of certain officers and shareholders, companies with significant influence, and companies in which certain directors, officers, or shareholders have interests. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed upon by the related parties.

Related party transactions incurred during the years ended May 31, 2011, 2010 and 2009 are as follows:

	2011	2010	2009

Rent	17,671	45,477	69,012
Business and administrative services	426,000	431,000	281,000
Clinical research services	169,762	88,918	-

In accordance with the above noted contract (Note 11(a)), the Chief Financial Officer's services are provided through a consulting agreement with GVI. In addition, intellectual property, accounting, payroll, human resources and information technology services are provided to the Company through the GVI agreement.

Also, included in business and administrative service are amounts paid to the Chief Executive Officer. On July 18, 2011, the Company renewed its consulting agreement with its Chief Executive Officer for a term of five years, at a rate of $180,000 annually.

Clinical research services are provided through a consulting agreement with GVI Clinical Development Solutions ("GVI CDS"), a company controlled by the Chief Executive Officer. Pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the GVI CDS agreement.

On July 18, 2011, the Company issued 20,000,000 common shares of the Company to the Chief Executive Officer of the Company and entities controlled by the Chief Executive Officer for consideration relating to the guarantee of a loan obtained subsequent to May 31, 2011, as described in Note 16.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2011, 2010 and 2009

13.	Financial instruments:

The Company has classified its financial instruments as follows:

	May 31, 2011	May 31, 2010

Financial assets:
Cash and cash equivalents (held-for-trading)	750,184	371,262
Accounts receivable (loans and receivables)	365,490	390,923

	1,115,674	762,185

Financial liabilities:
Accounts payable and accrued liabilities (other financial liabilities)	1,729,517	1,320,185
Accrued interest on long-term debt (other financial liabilities)	7,869,577	5,469,343
Long-term debt (other financial liabilities)	22,468,518	24,140,199

	32,067,612	30,929,727

The Company has determined that the carrying values of its short-term financial assets and liabilities, including cash, accounts receivable and accounts payable and accrued liabilities, approximates their fair value because of the relatively short periods to maturity of these instruments. Management cannot reasonably estimate the fair value of the long term debt and the associated accrued interest on long-term debt due to the financial condition of the Company (note 1) and the underlying terms and conditions of the debt agreement (note 8). Subsequent to May 31, 2011, the Company settled its long-term debt as described in Note 16. The Company has not entered into future or forward contracts as at May 31, 2011.

The Company's financial instruments are exposed to certain financial risks, including credit risk, liquidity and market risk.

(a)	Credit risk:

Credit risk is the risk of financial loss to the Company if a partner or counterparty to a financial instrument fails to meet its contractual obligation and arises principally from the Company's cash and cash equivalents, and accounts receivable. The carrying amounts of the financial assets represents the maximum credit exposure.

The Company limits its exposure to credit risk on cash and cash equivalents by placing these financial instruments with high-credit quality financial institutions.

The Company is subject to a concentration of credit risk related to its accounts receivable as amounts are owing primarily from three customers. At May 31, 2011, the outstanding accounts receivable were within normal payment terms and the Company had recorded no allowance for doubtful accounts.

(b)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows, as well as anticipated investing and financing activities and to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due and to fund future operations.

The majority of the Company's accounts payable and accrued liabilities are due within the current operating period. For long-term debt repayments see Note 8.

On July 18, 2011, the Company settled its long-term as described in Note 16.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2011, 2010 and 2009

13.	Financial instruments (continued):

	(c)	Market risk:

Market risk is the risk that changes in market prices, such as foreign currency and interest rates, will affect the Company's earnings or the value of the financial instruments held.

(i) Currency risk:

Currency exchange rate risk is the risk that the fair value of future cash flows for financial instruments will fluctuate because of the change in foreign exchange rates. The Company is exposed to currency risks primarily due to its U.S. dollar denominated cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities accrued interest on long-term debt and long-term debt. The Company has not entered into any forward foreign exchange contracts.

The Company is exposed to U.S. dollar currency risk through the following U.S. denominated financial assets and liabilities:

(Expressed in USD $)	May 31, 2011	May 31, 2010

Cash and cash equivalents	$694,351	$256,883
Accounts receivable	362,235	344,406
Accounts payable and accrued liabilities	(673,066)	(972,472)
Accrued interest on long-term debt	(8,123,015)	(5,227,817)
Long term debt	(25,000,000)	(25,000,000)

	$(32,739,495)	$(30,599,000)

Based on the above net exposures as at May 31, 2011, assuming that all other variables remain constant, a 5 percent appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a corresponding decrease or increase of approximately $1,600,000 (May 31, 2010 - $1,600,000, May 31, 2009 - $1,500,000) in the Company's net loss.

(ii)	Interest rate risk:

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company is exposed to interest rate risk arising primarily from fluctuations in interest rates on its cash and cash equivalents.

An increase in 100 basis points in interest rates during the year ended May 31, 2011, with all other variables held constant, would have decreased the net loss by approximately $2,900 (May 31, 2010 - $2,300, May 31, 2009 - $13,000). The Birmingham debt has been excluded due to the nature of the interest payments as described in Note 8.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2011, 2010 and 2009

14.	Management of capital:

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern (note 1) and to provide capital to pursue the development and commercialization of its products.

In the management of capital, the Company includes cash and cash equivalents, long-term debt, capital stock, stock options, warrants and contributed surplus.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances, granting of stock options, the issue of debt or by undertaking other activities as deemed appropriate under the specific circumstance. The Company's overall strategy with respect to capital risk management remains unchanged for the year ended May 31, 2011.

15.	Segmented information:

The Company operates in one business segment, the biopharmaceutical industry. Substantially all of the Company's assets and operations are located in three locations; Canada, the United States and Barbados. During the year ended May 31, 2011, 100 percent of product revenues were generated from sales of AGGRASTAT® in the United States, which was to seven customers. Customer A accounted for 32 percent, Customer B accounted for 31 percent, Customer C accounted for 26 percent, and the remaining four customers accounted for 11 percent of revenues.

Property and equipment and intangible assets are located in the following countries:

	May 31, 2011	May 31, 2010

Canada	$32,218	$40,871
Barbados	3,284,196	4,397,819
United States	32,868	44,944

16.	Subsequent events:

	(a)	Sale of inventory:

On July 6, 2011, the Company entered into an agreement with Iroko Cardio, LLC ("Iroko") to advance AGGRASTAT® in each of Medicure and Iroko's respective territories. Iroko owns rights to AGGRASTAT® outside of the Company's territory. Under the terms of the agreement, the Company transferred to Iroko AGGRASTAT® drug substance from inventory on hand and the rights to purchase additional quantities from a third party. In turn, Iroko paid Medicure International Inc. US$1,059,000 on July 6, 2011 and will pay an additional US$850,000 on or before November 1, 2011, subject to certain conditions. In addition, Iroko made available to the Company certain analytical methods for testing of AGGRASTAT® drug product and provided the Company the option to obtain certain data used by Iroko to obtain changes to the approved use of AGGRASTAT® in Europe. If the Company exercises its option to obtain the data and is successful in getting changes to the approved use of AGGRASTAT® in the United States, Iroko will be entitled to receive a royalty of up to US$3,500,000 on future AGGRASTAT® sales based on a percentage of sales.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2011, 2010 and 2009

16.	Subsequent events (continued):

	(b)	Debt settlement and related transactions:

On July 18, 2011, the Company settled the long-term debt (note 8) in exchange for; i) $4,750,000 in cash; ii) 32,640,043 common shares of the Company; and iii) a royalty on future AGGRASTAT® sales until 2023. The royalty is based on four percent of the first $2,000,000 of quarterly AGGRASTAT® sales and increases on sales exceeding that amount.

In addition, the Company borrowed $5,000,000 from the Government of Manitoba, under the Manitoba Industrial Opportunities Program, to assist in the settlement of the long-term debt. The loan bears interest annually at the crown company borrowing rate and matures on July 1, 2016. The loan is payable interest only for the first 24 months, with blended principal and interest payments made monthly thereafter until maturity. The loan is secured by the Company's assets and guaranteed by the Chief Executive Officer of the Company and entities controlled by the Chief Executive Officer. The Company issued 20,000,000 common shares of the Company in consideration for the guarantee to the Company's Chief Executive Officer and entities controlled by the Chief Executive Officer. The Company relied on the financial hardship exemption from the minority approval requirement of Multilateral Instrument (MI) 61-101. Specifically, pursuant to MI 61-101, minority approval is not required for a related party transaction in the event of financial hardship in specified circumstances.

Additionally, the Company renewed its consulting agreement with its Chief Executive Officer for a term of five years, at a rate of $180,000 annually.

	(c)	Stock options:

On July 18, 2011, the Company issued 12,542,000 stock options to employees and consultants of the Company, including the Chief Executive Officer and Chief Operating Officer, at an exercise price of $0.10 per common share. The options vested immediately and expire after ten years.

17.	Reconciliation of generally accepted accounting principles:

The Company prepares its consolidated financial statements in accordance with Canadian GAAP, the measurement principles of which, as applied in these consolidated financial statements, conform in all material respects with U.S. GAAP except as follows:

	(a)	Intangible assets:

Under Canadian GAAP, the patent costs and acquired technologies which relate to products which are subject to research and development activities and have not yet received regulatory approval are included as an asset on the balance sheet. Under U.S. GAAP, amounts paid for intangible assets used solely in research and development activities with no alternative future use should be expensed as incurred. As a result of this difference in treatment, under U.S. GAAP, certain patent costs and acquired technologies would have been recorded as a component of research and development expense in the year of incurrence.

The effect of this difference is that for the year ended May 31, 2011, research and development expense would have increased by $42,327 (May 31, 2010 - $139,601 and May 31, 2009 - $234,990). Under U.S. GAAP, the related reduction in amortization expense is $44,741 for the year ended May 31, 2011 (May 31, 2010 - $65,153 and May 31, 2009 - $61,821). During the year ended May 31, 2011, the Company wrote-down its patent asset related to research and development activities by $280,235 (May 31, 2010 - $765,294 and May 31, 2009 - $1,755,955). This asset was expensed previously under U.S. GAAP, resulting in an adjustment to decrease net loss of $280,235 (May 31, 2010 - $765,294 and May 31, 2009 - $1,755,955).

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2011, 2010 and 2009

17.	Reconciliation of generally accepted accounting principles (continued):

	(b)	Warrants

On June 1, 2009, the Company adopted the currently effective provisions of the Accounting Standards Codification (ASC) 815, Derivatives and Hedging, Subtopic 40. As a result of the adoption of ASC 815, the Company reclassified its issued warrants out of equity classification to a liability classification and the warrants are marked-to-market each period with changes in fair value going through the statement of operations. The consensus is effective for fiscal years and interim periods beginning after December 15, 2008. The consensus was applied to outstanding instruments as of the beginning of the fiscal year in which the Standard was adopted as a cumulative effect adjustment to the opening balance of retained earnings for that fiscal year. The effect of this difference is that the fair value of warrants equal to $107,322 as at June 1, 2009 was classified as a liability with the related $8,958,398 adjustment to fair value on adoption recorded as a decrease to opening deficit as at that date.

The effect of this difference is that for the year ended May 31, 2011, change in fair value of warrants would have decreased $27,374 (May 31, 2010 - $69,351 and May 31, 2009 - nil).

	(c)	Change in accounting policies

In December 2009, the FASB issued ASU 2009-17, "Consolidations (Topic 810), Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (formerly SFAS 167, "Amendments to FASB Interpretation No. 46(R)")," which amends the consolidation guidance for variable interest entities (VIE). The changes include the elimination of the exemption for qualifying special purpose entities and a new approach for determining who should consolidate a VIE. In addition, changes to when it is necessary to reassess who should consolidate a VIE have also been made. On June 1, 2010, the Company adopted the currently effective provisions of ASU 2009-17. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

In January 2010, the FASB issued ASU 2010-06, "Fair Value Measurements and Disclosures (Topic 810) Improving Disclosures About Fair Value Measurements." This ASU provides further disclosure requirements for recurring and non-recurring fair value measurements. These disclosure requirements include transfers in and out of Level 1 and 2 and additional information relating to activity in Level 3 fair value measurements. The ASU also provides clarification on the level of disaggregation for disclosure of fair value measurement. The new disclosures and clarifications are effective for interim and annual periods beginning after December 15, 2009, except for disclosures about activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2011, 2010 and 2009

17.	Reconciliation of generally accepted accounting principles (continued):

(d)	Summary:

The impact of the measurement differences to U.S. GAAP on the consolidated statements of operations and deficit are as follows::

	2011	2010	2009

Loss for the period, Canadian GAAP	$(2,014,109)	$(5,532,506)	$(13,315,827)
Adjustments for the following:
Intangible assets	(42,387)	(139,601)	(234,990)
Amortization of intangible assets	44,741	65,153	61,821
Impairment of intangible assets	280,235	765,294	1,755,955
Change in fair value of warrants	27,374	69,351	-

	$(1,704,146)	$(4,772,309)	$(11,733,041)

Basic and diluted loss per share, U.S. GAAP	$(0.01)	$(0.04)	$(0.09)
Weighted average number of common shares	130,307,552	130,307,552	130,307,552

The impact of the measurement differences to U.S. GAAP would result in the consolidated statements of cash flow items as follows:

	2011	2010	2009

Operating activities	$435,152	$(1,592,410)	$(10,653,129)
Investing activities	(2,487)	(2,230)	(3,552)
Financing activities	-	-	-

The impact of the measurement differences to U.S. GAAP described above would result in the consolidated balance sheet items as follows:

	May 31, 2011	May 31, 2010

Deferred debt issue expenses	$1,751,482	$2,014,801
Long-term debt	24,220,000	26,155,000
Warrant liability	10,597	37,971
Intangible assets	3,011,909	3,845,916
Capital stock and contributed surplus	136,381,144	136,304,087
Deficit	(163,571,823)	(161,867,677)

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2011, 2010 and 2009

17.	Reconciliation of generally accepted accounting principles (continued):

	(e)	Recent accounting pronouncements:

The following accounting standards were issued recently by the FASB. The Company is currently evaluating the impact of these new standards on its consolidated financial statements.

Multiple-Deliverable Arrangements

In October 2009, the FASB provided amendments to the criteria for separating consideration in multiple-deliverable arrangements, established a selling price hierarchy for determining the selling price of a deliverable, and eliminated the residual method of allocation of consideration by requiring that the arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. FASB also requires expanded disclosures related to multiple-deliverable revenue arrangements, including information about the significant judgments made and changes to those judgments, as well as how the application of the relative selling-price method affects the timing and amount of revenue recognition. These amendments will be effective prospectively for revenue arrangements entered into or materially modified in the fiscal years beginning on or after June 15, 2010.

Revenue Recognition for Research and Development Transactions

In April 2010, the FASB published guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. Consideration that is contingent on achievement of a milestone in its entirety may be recognized as revenue in the period in which the milestone is achieved only if the milestone is judged to meet certain criteria to be considered substantive. Milestones should be considered substantive in their entirety and may not be bifurcated. An arrangement may contain both substantive and non-substantive milestones that should be evaluated individually. The amendments are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted.

Stock Compensation

In April 2010, the FASB issued ASU No. 2010-13, Stock Compensation. ASU 2010-13 amends FASB ASC Topic 718, Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades-a consensus of the FASB Emerging Issues Task Force, to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after December 15, 2010. Early adoption is permitted.

Business Combinations

In December 2010, the FASB issued ASU No. 2010-29, Business Combinations, which amends ASC 805, Disclosure of Supplementary Pro Forma Information for Business Combinations. This amendment requires that a public corporation that enters into business combinations that are material on an individual or aggregate basis disclose certain pro forma information for the current and the immediately preceding fiscal year. This amendment also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, non-recurring pro forma adjustments directly attributable to such business combination or business combinations. This amendment is effective prospectively for business combinations consummated on or after the first annual reporting period beginning on or after December 15, 2010. Early application is permitted.

Fair Value Measurements

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRS, to provide largely identical guidance about fair value measurement and disclosure requirements for IFRS and US GAAP. These standards complete a major joint project of the FASB and International Accounting Standards Board (IASB) to improve and converge IFRS and US GAAP. The new standards do not extend the use of fair value but rather provide guidance about how fair value should be determined where it already is required or permitted under IFRS or US GAAP. This amendment is effective prospectively for interim and annual reporting periods beginning after December 15, 2011.